                            EXHIBIT 97

EXECUTIVE COMPENSATION RECOVERY POLICY

Purpose
The incentive-based compensation plans of Equinox Gold Corp. (“Company”) are intended to align the interests of the Company’s executive officers and shareholders through equity and other performance-based compensation plans. This recovery policy (“Recovery Policy”) provides for the right to recover performance-based compensation from the Chief Executive Officer, the Chief Financial Officer or any other officer of the Company (each, an “Officer”) that has engaged in fraud, theft, embezzlement, serious misconduct or negligence irrespective of whether it directly caused or directly contributed to the need for a material restatement of the Company’s financial, technical or operational results in order to comply with applicable securities laws.
Administration and Scope
The Recovery Policy shall be administered by the independent members of the board of directors (“Board”). Any determinations made by the independent members of the Board shall be deemed conclusive and binding on all individuals covered by the Recovery Policy.
The Recovery Policy is triggered:
(a)if the Company is required by applicable securities laws to materially restate previously issued financial, technical or operational results and the fraud, theft, embezzlement, serious misconduct or negligence of an Officer directly caused or directly contributed to the need for such material restatement (a “material restatement”); or
(b)in the event an Officer has engaged in fraud, theft, embezzlement or serious misconduct (including conduct that would qualify as cause for termination of employment at common law) or negligence, regardless if there was a material restatement.
The Recovery Policy applies to incentive-based compensation to Officers and includes annual incentives and long-term incentives based on the Company’s financial performance, whether paid in cash or in equity, where the award or size of the award was contingent on such performance (“Incentive Compensation”).
Recovery/Cancellation/Clawback
In their sole discretion, the independent members of the Board may (subject to applicable laws and the terms and conditions of any compensation plans) determine within 3 months of the discovery of the fraud, theft, embezzlement, serious misconduct or negligence:
(a)in the case of incentives based on the Company’s financial, technical or operational performance, seek recovery from such Officer of the portion of Incentive Compensation awarded to and received by the Officer during the preceding 24 month period of a material restatement, that is greater than the compensation that the Officer would have been awarded or received had such compensation been calculated on the basis of the restated results (“Attributable Portion”); and
(b)in the case of incentives based on the market price of the Company’s shares:
(i)cancel any unvested options or other equity compensation securities, or clawback any vested and unexercised options or other equity compensation securities or other outstanding Incentive Compensation granted or awarded during the preceding 24 month period, provided that if determinable, only the Attributable Portion of such Incentive Compensation shall be subject to cancellation or clawback; or

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(i)require the Officer to repay the after tax amount of any gain on exercise or settlement of options or other equity compensation securities within 12 months from the end of the financial period that was subject to the material restatement, provided that if determinable, only the gain (adjusted for tax effects as the independent members of the Board determine to be reasonable) from the Attributable Portion shall be subject to repayment.
Other Remedies
In addition to the above, the independent members of the Board may dismiss the Officer in accordance with the terms of the Officer’s employment agreement and applicable law, authorize legal action for breach of fiduciary duty or take other action to enforce the Officer’s obligations to the Company. In determining the appropriate action, the independent members of the Board may also take into account penalties or punishments imposed by law enforcement agencies or regulators. The power of the independent members of the Board to determine the appropriate punishment for the wrongdoer is in addition to, and not in lieu of, penalties and punishment imposed by third party entities.
For purposes of the Recovery Policy, an action by, or an act of omission by, an Officer will not be considered to constitute negligence or serious misconduct if the Officer in good faith, relied on the advice of the Company’s accountants, auditors, financial advisors, legal counsel or other experts.
Discretion in Enforcing the Recovery Policy
The independent members of the Board have the authority to decline to seek recovery of some or all of the amounts otherwise determined to be recoverable under the Recovery Policy if they determine that doing so would be unreasonable or contrary to the interests of the Company and its shareholders. In making such a determination, the independent members of the Board may consider: (a) the likelihood of success of recovering Incentive Compensation; (b) if such claim may prejudice the interests of the Company; (c) passage of time from when the fraud or misconduct occurred; (d) if there are legal proceedings against the Officer related to the fraud or misconduct; and (e) if such claim would be contrary to applicable laws or terms of the Company’s compensation plans.
Amendment
The Board may amend this Recovery Policy from time to time in its discretion, and to reflect regulations adopted by the Securities and Exchange Commission or other applicable securities regulatory authorities.
Implementation
The Recovery Policy shall be implemented in the form of contractual provisions in the grant or award documents for the incentive-based compensation plans, which will constitute the whole agreement between Officer and the Company in relation to that compensation plan.
Successors
The Recovery Policy shall be binding and enforceable against all Officers and their beneficiaries, heirs, executors, administrators, or other legal representatives.
Recourse
No member of the Board who is responsible for the administration or implementation of this Recovery Policy shall be liable to any Officer who is subject to this policy for any action that is taken in good faith by the member if such action is within the scope of, or within the authority granted to such member under the terms of, this Recovery Policy.
Dated: October 30, 2019
Reviewed: October, 2023
This policy shall be effective as of October 30, 2019 and any compensation recovered under this Recovery Policy shall be limited to awards issued on or after the effective date of this Recovery Policy.

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